U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023.

Commission File Number: 001-39566

GoldMining Inc.

(Translation of registrant's name into English)

Suite 1830, 1030 West Georgia Street, Vancouver, British Columbia, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Notice

The board of directors of GoldMining Inc. (the “Company”) has authorized a share purchase program pursuant to which the Company may, from time to time following the commencement of trading of the shares of common stock and warrants of U.S. Goldmining, Inc. (“USGO”) on the Nasdaq Capital Market, purchase shares or warrants of USGO. The timing and actual number of shares or warrants of USGO purchased will depend on a variety of factors, including price, available liquidity, corporate and regulatory requirements and market conditions and alternative investment opportunities. Purchases of common shares and warrants can be made from time to time using a variety of methods, including but not limited to open market purchases (including Rule 10b5-1 trading plans) and privately negotiated transactions, all in compliance with the rules and regulations of the U.S. Securities and Exchange Commission and other applicable legal requirements, including the requirements of Rule 10b-18 under the Securities Exchange Act of 1934, as amended.

This announcement does not obligate the Company to acquire any specific dollar amount or number of securities of USGO, and to the extent the Company commences any purchases, such purchases may be suspended or discontinued at any time at the Company’s discretion.

Forward Looking Statements

This Report contains certain forward-looking statements, including forward-looking information within the meanings of applicable Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such statements include statements with regard to the intention or purchase securities of U.S. Goldmining Inc. Words such as “expects”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions and no assurance can be given that the Company will purchase any securities of U.S. Goldmining Inc. The Company does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDMINING INC.

By:         /s/ Pat Obara

Pat Obara

Chief Financial Officer

Date:      April 20, 2023